Exhibit 3.1

CERTIFICATE OF ELIMINATION
OF
SERIES B CONVERTIBLE PREFERRED STOCK
OF
THE WALT DISNEY COMPANY

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

THE WALT DISNEY COMPANY, a corporation organized and existing under the laws of the State of Delaware (the “Company”), certifies as follows:

First: By a Certificate of Designation filed with the Secretary of State of the State of Delaware on March 8, 2018 (the “Certificate of Designation”), the Company authorized the issuance of a series of preferred stock consisting of 40,000 shares, par value $0.01 per share, designated as the Series B Convertible Preferred Stock (the “Series B Convertible Preferred Stock”), and established the designations and the voting and other powers, preferences and the relative participating, optional or other rights and the qualifications, limitations and restrictions thereof.

Second: None of the authorized shares of Series B Convertible Preferred Stock are outstanding and none will be issued.

Third: Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”) and the authority vested in the Board of Directors by the Restated Certificate of Incorporation, the Board of Directors adopted the following resolutions approving the elimination of the Series B Convertible Preferred Stock, as set forth herein:

RESOLVED, that none of the authorized shares of Series B Convertible Preferred Stock are outstanding and none will be issued;

FURTHER RESOLVED, that the officers of the Company be, and each of them individually hereby is, authorized, directed and empowered, for and on behalf of the Company, to file a certificate (the “Certificate of Elimination”) setting forth this resolution with the Secretary of State of the State of Delaware pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware for the purpose of eliminating from the Restated Certificate of Incorporation of the Company all reference to the Series B Convertible Preferred Stock;

FURTHER RESOLVED, that the officers of the Company be, and each of them individually hereby is, authorized, directed and empowered, for and on behalf of the Company, to take all such further actions to prepare, execute and file the Certificate of Elimination reflecting the resolutions herein adopted with Secretary of State of the State of Delaware, to pay any related fees and to execute such documents, as they (or any of them) may deem necessary, appropriate or advisable to effect the filing of the Certificate of Elimination with the Secretary of State of the State of Delaware and to effect the elimination of the Series B Convertible Preferred Stock from the Company’s Restated Certificate of Incorporation; and

FURTHER RESOLVED, that any and all actions taken by the officers of the Company prior to the adoption of the foregoing resolutions intended to carry out the intent or accomplish the purposes of the foregoing resolutions are hereby ratified, confirmed, approved and adopted as the acts and deeds of the Company in all respects.

Fourth: Pursuant to the provisions of Section 151(g) of the DGCL, all references to the Series B Convertible Preferred Stock in the Restated Certificate of Incorporation are hereby eliminated, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of preferred stock of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be executed by its duly authorized officer as of this 28th day of November, 2018.

THE WALT DISNEY COMPANY
By:	_/s/ Roger J. Patterson________________
	Name:	Roger J. Patterson
	Title:	Associate General Counsel and Assistant Secretary
Registered In-House Counsel
Date: November 28, 2018